Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037 Fax +1.212.237.0100

February 17, 2017

Via EDGAR and Email

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	magicJack VocalTec Ltd.
Revised Preliminary Proxy Statement on Schedule 14A Filed February 2, 2017 File No. 0-27648

Dear Mr. Hindin:

On behalf of our client, magicJack VocalTec Ltd. (the “Company”, “we,” “us” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 15, 2017, with respect to the Revised Preliminary Proxy Statement on Schedule 14A, File No. 0-27648 filed with the Commission on February 9, 2017 (the “Revised Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Revised Preliminary Proxy Statement (the “Amended Revised Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter but not defined herein have the meanings given to them in the Revised Preliminary Proxy Statement.

General

1.	We note your response to prior comment 1. While we have no further comment at this time, we are unable to agree that the described course of action complies with the requirements of Exchange Act Rule 14a-3(b)

Securities and Exchange Commission February 17, 2017 Page 2

2.	We note your response to prior comment 5. Please note that notwithstanding any contractual obligations that the Company may have with Bank of America, no solicitation may be made by the Company which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier related solicitation which has become false or misleading. Refer to Exchange Act Rule 14a-9. Given Carnegie’s solicitation in opposition and the disclosure on pages 7 through 11 discussing Carnegie’s offer to acquire the Company, it is not apparent from your response whether the Company considered the applicability of this portion of Rule 14a-9 to the removed disclosure or to the additional detail regarding the outcome of the valuation analysis.

Response:

We acknowledge the Staff’s comment and note that the Company has considered the applicability of Rule 14a-9 to the removed disclosure. The Company has determined that the valuation analysis performed six months ago in September 2016 is outdated and not indicative of the current value of the Company. It is therefore not relevant to the matters before the Company’s shareholders at the 2016 Meeting to be held in March 2017. As such, the Company believes that the removal of the disclosure is not an omission of a material fact necessary to make the statements in the Company’s Proxy Statement not false or misleading. To the contrary, we believe that referencing a six months old valuation analysis could potentially be misleading, which is why the Company removed this disclosure.

3.	At several locations in the proxy statement, disclosure indicates that if a shareholder votes on any nominees under one of the ballots in Proposal 1, and gives no instructions as to the other alternative ballot; such shareholder will be deemed to have disregarded the alternative ballot. Please clarify why this statement is necessary given the disclosure immediately preceding this statement indicating that if a shareholder votes on any number of nominees under proposal 1.A and also on any number of nominees under Proposal 1.B, the shareholder’s votes will not be counted as present and voting under Proposal 1 or in determining election of nominees under either proposal 1.A or 1.B.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to remove the disclosure referenced above from all locations in the Revised Amended Preliminary Proxy Statement.

Vote Required for Approval, page 12

4.	The last sentence of the first paragraph of this section contains the phrase “voting on each such nominee.” It is unclear whether such phrase is intended to add an additional meaning to the sentence. Please advise or revise as necessary.

Response:

We acknowledge the Staff’s comment and note that the phrase was intended to clarify the vote required for approval of director nominees under Israeli law. Under the Israeli Companies Law, approval of a director nominee requires the affirmative vote of the holders of a majority of the shares voting on that specific director nominee. Therefore, in a contested election where the number of director nominees is in excess of the number of open positions on the Board, the director nominees must first obtain such a majority, and then of only those director nominees who have obtained this majority, those with the highest number of affirmative votes will be elected to the Board until all open positions on the Board have been filled.

Employment Agreements and Potential Payments Upon Termination or…, page 36

5.	Refer to the following disclosure on page 37:

The election of the Carnegie Nominees in Proposal 1.B would constitute a Change of Control under the Vento Agreement, if the extension to the Vento Agreement is approved by the shareholders at the 2016 Meeting. Mr. Vento will be entitled to the Severance Payment (as defined in the Vento Agreement) so long as Mr. Vento executes and delivers to the Company a general release of claims upon terms described in the Vento Agreement.

Securities and Exchange Commission February 17, 2017 Page 3

Similar disclosure is provided with respect to Mr. Gordo. Such disclosure appears to suggest that Messrs. Vento and Gordo will be entitled to automatic severance payments from the Company without also satisfying the condition that such executives were terminated without cause or resigned for good reason. Please revise to clarify accordingly.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to clarify the conditions under which Messrs. Vento and Gordo may receive severance payments. Please see pages 38 and 40 of the Revised Amended Preliminary Proxy Statement.

*       *       *       *       *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai H. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

cc: Gerald N. Vento, magicJack VocalTec Ltd.